December 31, 2012

Mr. Amit Pande
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          First Niagara Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-35390

Dear Mr. Pande:

We are in receipt of the letter from the Staff of the Securities and Exchange Commission dated December 21, 2012.

This letter serves to acknowledge that you have agreed to our request for an extension so that we may provide you with the information you requested in the above mentioned letter. We will provide you with our response no later than Tuesday, January 15, 2013.
Please contact me at (716) 270-8611 if you have any questions.
Sincerely,
/s/ Gregory W. Norwood

Gregory W. Norwood
Chief Financial Officer
First Niagara Financial Group, Inc.